SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 24, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on June 24, 2002

ING GROUP

PRESS RELEASE

Amsterdam, 24 June 2002

Focus on Business Principles in 'ING in Society 2001'

Today, ING publishes its second international social and environmental report. In the report for 2001, ING reports to its stakeholders about its activities in the field of socially and environmentally responsible business practices.

"Turbulent is the word that characterises the year 2001. After many years of growth, the terrorist attacks in the Unites States not only added to the slowdown of global economic growth, but also shook the world socially and politically. The corporate sector plays an important role in restoring stability and trust. The development towards a more sustainable way of doing business is in my view an irreversible process, especially in financial services where trust, socially responsible conduct and transparency form the basis for long-term relationships with clients. ING wants to remain a pioneer in this process," said Ewald Kist, CEO of ING Group.

The ING Business Principles form the central theme of this year's report. After several years of experience with the Business Principles, ING decided – at the end of 2001 – to update these, paying special attention to two subjects: human rights and sustainability. In the coming year, ING will be discussing with both internal and external partners a human-rights policy, which ING plans to include in its Business Principles. Furthermore, sustainable entrepreneurship will remain an important part of how ING staff do business and will become a leading principle of the Business Principles.

In addition to our clients, shareholders and employees, 'society' as a whole has become an increasingly important stakeholder. ING wants to participate in and contribute to the international discussion on the pros and cons of globalisation. That is why ING became a member of the World Business Council of Sustainable Development and the World Economic Forum.

- more on page 4 -

In the coming years, ING will focus on further defining and implementing sustainable policies, harmonising and improving its reporting and information systems and continuing its dialogue with the stakeholders.

Press enquiries: Ward Snijders, +31 20 541 6522

Notes to editors:

The full English report will be available on www.ing.com under 'ING in Society'. The report (Dutch and English version) can also be ordered from ING Corporate Communications, marielle.van.hartskamp@inggroup.com

On Friday, 28 June, the renewed ING in Society web site will be online (via www.ing.com) which will include information about sustainable policies within ING. There will also be an opportunity to respond and to ask questions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ______________________

C. F. Drabbe
Assistant General Counsel

Dated: June 24, 2002